Contact

www.linkedin.com/in/michael-pratt-868481b (LinkedIn)
www.qnetic.energy (Company)
wefunder.com/qnetic (Other)

Top Skills

Product Design
Design for Manufacturing
User-centered Design

Patents

Laryngoscope
(ZH) 腹膜透析装置 (EN) Peritonaeum dialysis device
APPARATUS FOR DELIVERING A FLUID AND METHODS RELATING THERETO
CONTROLLER FOR AN ACOUSTIC STANDING WAVE GENERATION DEVICE IN ORDER TO PREVENT CLOGGING OF A FILTER
KIND OF SAFETY SCALPEL

Michael Pratt

Co-Founder and CEO of Qnetic, an energy storage startup
New York, New York, United States

Experience

Qnetic

CEO/Co-founder
September 2021 - Present (3 years 2 months)
Shanghai, China

I co-founded Qnetic with the mission to enable the transition to clean, sustainable energy. To achieve it, we are developing a high-performance energy storage system for the electric grid, based on new flywheel technology. It delivers 'energy shifting' at a lower cost than anything we know about. Compared to lithium-ion batteries, Qnetic has 3x the lifetime, 2x the discharge duration, 0.5x the cost and 0x the degradation.

IDC (Industrial Design Consultancy)

16 years 5 months

Design Consultant
February 2022 - April 2022 (3 months)
Shanghai, China

Supporting the team on product design and development for medical and consumer devices.

Technical Director, IDC China
October 2013 - February 2022 (8 years 5 months)

Responsible for the design and engineering output of IDC's China office.

General Manager, IDC China
May 2011 - October 2013 (2 years 6 months)

Responsible IDC's China office in Shanghai

Design Engineer
December 2005 - May 2011 (5 years 6 months)

PDD

Student Designer
June 2002 - September 2002 (4 months)

Education

Brunel University of London

MEng BSc, Mechanical Engineering and Design · (1999 - 2005)

Shenfield High School

· (1992 - 1999)